Exhibit 99.1

MicroCloud Hologram Inc.

Announces Determination of Market Effective Date of 1-for-40 Reverse Share Split

Shenzhen, China, April 14, 2025 – MicroCloud Hologram Inc. (NASDAQ: HOLO), (the “Company”), today announced that the Board of Directors of the company has determined April 21, 2025, as the market effective date for its 1-for-40 reverse share split of its issued and outstanding ordinary shares.

Beginning on April 21, 2025, the Company’s Class A Ordinary Shares will trade on a split-adjusted basis on the Nasdaq Capital Markets with a new assigned CUSIP number of G55032 174.

Shareholder Approval for the 1-for-40 Reverse Share Split

On March 24, 2025, in an Extraordinary General Meeting of the Shareholders, Company shareholders approved the proposed 1-for-40 reverse share split and increase of authorized share capital. The Company announced the results of Extraordinary General Meeting by press release on March 27, 2025.

Additional information about the reverse share split can be found in the Company’s (i) Notice of Extraordinary General Meeting to the Shareholders and proxy statement furnished to the Securities and Exchange Commission on February 24, 2025, and (ii) press release announcing results of the Extraordinary General Meeting dated March 27, 2025, copies of which are available at www.sec.gov.

Fractional Share Handling

No fractional shares will be issued in connection with the 1-for-40 reverse share split. The Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the reverse share split at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the 1-for-40 reverse share split.

Issued and Outstanding Securities

As of April 14, 2025, the Company has total issued and outstanding shares consisting of (i) 189,107,299 Class A Ordinary Shares, (ii) 16,000,000 Class B Ordinary Shares, and (iii) 6,020,500 warrants. After the reverse share split, the Company will have total issued and outstanding shares consisting of approximately (i) 4,727,682 Class A Ordinary Shares, (ii) 400,000 Class B Ordinary Shares, and (iii) 6,020,500 warrants. The total Class A Ordinary Shares outstanding after the 1-for-40 reverse share split is subject to change as a result of the treatment of fractional shares as described above.

Warrants

As a result of the 1-for-40 reverse share split, the number of Class A Ordinary Shares issuable upon exercise of each outstanding public warrant shall be decreased in proportion to such decrease in issued and outstanding Class A Ordinary Shares to reflect the effect of the 1-for-40 reverse share split. The exercise price of the warrants shall be adjusted (to the nearest cent) by multiplying the exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Ordinary Shares so purchasable immediately thereafter.

About MicroCloud Hologram Inc.

MicroCloud is committed to providing leading holographic technology services to its customers worldwide. MicroCloud’s holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). MicroCloud also provides holographic digital twin technology services for customers and has built a proprietary holographic digital twin technology resource library. MicroCloud’s holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of MicroCloud’s holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. For more information, please visit http://ir.MicroCloud holo.com/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic; financial condition and results of operations; the expected growth of the holographic industry and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 10-K and current report on Form 6-K and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

MicroCloud Hologram Inc.

Email: IR@mcvrar.com